SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHROMOCELL THERAPEUTICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

171126105

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171126105	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS 3i, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 301,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 301,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1) This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this “Amendment No. 1”), such shares and percentage are based on 5,766,704 shares of common stock, par value $0.0001 per share (“Common Stock”), outstanding as of September 20, 2024, as disclosed in the issuer’s Definitive Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2024 (the “Proxy Statement”), and consists of (i) 35,625 shares of the Common Stock indirectly held by the reporting person and (ii) 265,372 shares of Common Stock that may be issued upon conversion of the unsecured convertible note held by the reporting person in the principal amount of $750,000 (the “Note”), which Note is subject to a 4.99% beneficial ownership limitation.

CUSIP No. 171126105	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS 3i Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 301,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 301,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 5,766,704 shares of Common Stock outstanding as of September 20, 2024, as disclosed in the Proxy Statement, and consists of (i) 35,625 shares of the Common Stock indirectly held by the reporting person and (ii) 265,372 shares of Common Stock that may be issued upon conversion of the Note indirectly held by the reporting person, which is subject to a 4.99% beneficial ownership limitation.

CUSIP No. 171126105	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Tikkun Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 35,625 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 35,625 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,625 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 5,766,704 shares of Common Stock outstanding as of September 20, 2024, as disclosed in the Proxy Statement, and consists of (i) 35,625 shares of the Common Stock directly held by the reporting person.

CUSIP No. 171126105	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Maier Joshua Tarlow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 301,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 301,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 5,766,704 shares of Common Stock outstanding as of September 20, 2024, as disclosed in the Proxy Statement, and consists of (i) 35,625 shares of the Common Stock indirectly held by the reporting person and (ii) 265,372 shares of Common Stock that may be issued upon conversion of the Note indirectly held by the reporting person, which is subject to a 4.99% beneficial ownership limitation.

CUSIP No. 171126105	13G	Page 6 of 10 Pages

This Amendment No. 1 to Statement on Schedule 13G (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13G filed by each of the reporting persons, other than Tikkun Capital LLC (“Tikkun”), with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2024 (the “Schedule 13G”).

The purpose of this Amendment No. 1 is to include Tikkun as a new group member and to update Items 2 and 4 of the Schedule 13G accordingly, as well as to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the reporting persons has ceased to be the beneficial owner of more than five percent of the shares of the outstanding common stock of the issuer and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the reporting persons.

Item 1(a). Name of Issuer:

Chromocell Therapeutics Corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 4400 Route 9 South, Suite 1000, Freehold, New Jersey 07728.

Item 2(a). Names of Persons Filing:

This Amendment No. 1 is filed by:

(i)	3i, LP, a Delaware limited partnership (“3i”);

(ii)	3i Management LLC, a Delaware limited liability company (“3i Management”);

(iii)	Tikkun; and

(iv)	Maier Joshua Tarlow (“Mr. Tarlow”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 as Exhibit 1, pursuant to which they have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.

Item 2(c). Citizenship:

3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Tikkun is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

Item 2(e). CUSIP Number: 171126105

CUSIP No. 171126105	13G	Page 7 of 10 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 5,766,704 shares of Common Stock, outstanding as of September 20, 2024, as disclosed in the Definitive Proxy Statement on Schedule 14A, filed by the Issuer with the SEC on September 26, 2024 (the “Proxy Statement”), (ii) 35,625 shares of Common Stock held by Tikkun, and (ii) an unsecured convertible note held by 3i in the principal amount of $750,000 (the “Note”), which conversions are subject to a 4.99% beneficial ownership limitation.

3i holds (i) the Note, which is convertible into up to 265,372 shares of Common Stock as a result of such 4.99% beneficial ownership limitation. and (ii) 35,625 shares of Common Stock held by Tikkun. Pursuant to such beneficial ownership limitation, 3i is prohibited from converting the Note into shares of Common Stock if, as a result of such conversion, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the conversion.

Consequently, 3i is the beneficial owner of 301,000 shares of Common Stock (the “Shares”). 3i has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Tikkun has the power to dispose of and the power to vote the 35,625 shares of Common Stock beneficially owned by it, which power may be exercised by 3i and 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i, 3i Management and Tikkun. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i, 3i Management and Tikkun, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i and Tikkun.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 171126105	13G	Page 8 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 171126105	13G	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024	3i, LP

	By:	3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

Tikkun Capital LLC

	By:	3i, LP,
its Manager

	By:	3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

CUSIP No. 171126105	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: November 13, 2024	3i, LP

	By:	3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

Tikkun Capital LLC

	By:	3i, LP,
its Manager

	By:	3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow